SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

For Immediate Release

CIMATRON ANNOUNCES FIRST COMMERCIAL CAD/CAM SOLUTION FOR
MICRO-MILLING

Fulfills Growing Need for Mass-Produced Miniature Parts for Key Industries
such as Optics, Medical Equipment and Micro-Electronics

Givat Shmuel, Israel – August 4, 2005 – In another industry first, Cimatron Ltd. (NASDAQ: CIMT), a leading global provider of integrative CAD/CAM software solutions for toolmakers, today announced the first commercial NC software for micro-milling – machining of tiny, highly precise micro-components and their molds. The solution is available as a feature of Cimatron’s soon-to-be-released flagship product suite CimatronE 7.0.

Micro-system technology has become one of the most dynamic growing industries in the world, and confronts manufacturers of tools and components with unique challenges. Parts are shrinking, while increasing in complexity; miniature features must be machined with extreme accuracy, and work on the micro level requires special tools – as small as 0.1mm in diameter – to achieve the required accuracy and surface quality.

Cimatron’s solution meets and exceeds the requirements of micro-tooling: a unique algorithm and special machining strategies successfully apply CimatronE’s proven CAD/CAM functionality to support milling at levels traditional NC software cannot achieve. Characteristics of the solution include: high precision, tight machining tolerance, effective handling of imperfect imported geometrical data, direct surface milling, and 3- & 5-axis toolpaths.

“As a pioneer of micro-milling technology, Cimatron is in a unique position to introduce a new and exciting product to the market,” explains Danny Haran, President and CEO of Cimatron. “Our software solution – developed in collaboration with leading cutting tools and machine manufacturers – answers the increasing need to cost-effectively manufacture high precision miniature components in large quantities for such demanding industries as medical, cellular and optics manufacturing. This cutting edge technology will make our customers more competitive and successful in these fast growing markets.”

Commitment to Excellence – Cimatron R & D
CimatronE Micro Milling is the result of Cimatron’s participation in a micro-milling research project funded by the European Community and sponsored by the Fraunhofer Institute for Production Technology (IPT) in Aachen, Germany. The forum brought together leading technology suppliers and moldmakers to investigate and test processes for the manufacturing of high-precision injection molds with complex 3-D structures and high surface quality.

“Micro-system technology has now made the step from the science lab to the shop floor,” says Thomas Bergs, Chief Engineer at IPT. “We are happy to see that, as a result of the European Micro-Milling Research Project, Cimatron has already implemented special micro-milling functions in their new software release”

“Micro-milling is the future; this was evidenced by the feedback we have had in our partnership with the academic community. But you don’t need to be an expert in the field to see the opportunity that smaller and more precise products hold,” says Wolfgang Müller, General Manager of Cimatron GmbH. “Companies proficient in working with precision micro-molds will enjoy a competitive advantage. With today’s announcement of a commercially available micro-milling product, Cimatron is clearly signaling the beginning of a new era in design and development for today’s most exciting growth industries.”

For more information about Cimatron’s Micro Milling Solution, CimatronE 7.0 or any other products of services please contact your local Cimatron representative, or refer to www.cimatron.com.

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Press Contact:

Tsipi Erann
+972.3.531.2185
tsipie@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: August 8, 2005